August 28, 2024

Jennifer F. Scanlon
President and Chief Executive Officer
UL Solutions Inc.
333 Pfingsten Road
Northbrook, Illinois 60062

        Re: UL Solutions Inc.
            Draft Registration Statement on Form S-1
            Submitted August 22, 2024
            CIK No. 0001901440
Dear Jennifer F. Scanlon:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   Cathy A. Birkeland, Esq.